SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-11540

NOTIFICATION OF LATE FILING

[X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q    [_] Form N-SAR

For Period Ended: September 30, 2011

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Receivable Acquisition & Management Corporation

______________________________________________________________________

Full Name of Registrant

______________________________________________________________________

Former Name if Applicable

2 Executive Drive, Suite 630

_____________________________________________________________________

Address of Principal Executive Office (Street and Number)

Fort Lee, New Jersey 07024

______________________________________________________________________

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed.(Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-K for the relevant fiscal year, as well as the completion of the required audit of the registrant’s financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes responsibility to file such annual report no later than fifteen days after its prescribed due date.

PART IV

OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Max Khan, CEO 212-655-9262

(2)  Have all other periodic reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Receivable Acquisition & Management Corporation

(Name of Registrant as Specified in Charter)

has caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: December 29, 2011	By: /s/ Max Khan
Max Khan
Chief Executive Officer

3